Indosat's Key Highlights

For the Year Ended December 31, 2012

“Indosat records strong revenue growth in 4Q 2012, consolidated revenue grew 18.8% year on year driven by strong customer base growth.”

Jakarta, Indonesia, 4 March 2013: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) publishes the key highlights of its unaudited operational and financial results for the full year ended 31 December 2012. Please be advised that the key highlights are merely issued to coincide with the release of Ooredoo (formerly known as Qtel Group - with the legal name: Qatar Telecom Q.S.C.) results for the year ended December 31, 2012, as our indirect majority shareholder that consolidates Indosat’s results in its financial statements. Subject to the completion of, including but not limited to the audit by the Public Accountant on the Company’s consolidated financial statements which are prepared in accordance with the Indonesian Financial Accounting Standards as well as the Company's consolidated financial statements which are prepared in accordance with the IFRS to comply with the requirements under the US law (since we are a Foreign Private Issuer) which to the certain extent might affect the determination of accounting treatment presented hereto, Indosat expects the filing and release of its official results for the year ended December 31, 2012 shall be done on April 30, 2013 at the latest (“Indosat’s Official Release”). Accordingly, these key highlights may differ from what is contained in Indosat's Official Release.

Financial and Operational Highlights:

	Quarterly Analysis			Year on Year Analysis
	4Q 2012	4Q 2011*	% change	FY 2012	FY 2011*	% change
Operating Revenue (IDRbn)	6,209.5	5,227.8	18.8	22,718.5	20,576.9	10.4
Cellular (IDRbn)	5,112.1	4,175.2	22.4	18,762.6	16,750.9	12.0
Non-Cellular (IDRbn)	1,097.4	1,052.6	4.3	3,955.9	3,826.0	3.4
Operating Expenses *(IDRbn)	6,845.6	4,660.1	46.9	19,507.7	17,497.6	11.5
Income (Loss) Before Financing Items (IDRbn)	(636.1)	567.7	(212.0)	3,210.8	3,079.3	4.3
Financing Items - net* (IDRbn)	(639.4)	(856.4)	(25.3)	(2,695.0)	(1,837.8)	46.6
EBITDA** (IDRbn)	2,927.2	2,345.7	24.8	10,574.2	9,591.5	10.2
EBITDA Margin (%)	47.1	44.9	2.2 ppt	46.5	46.6	(0.1 ppt)
Profit (Loss) For the Year Attributable to Owners of the Company (IDRbn)	(1,211.0)	(167.6)	622.6	417.4	879.7	(52.5)
Cash-out Capex (IDRbn)	1,831.8	2,102.9	(12.9)	6,299.3	6,058.4	4.0
Total Debt (IDRbn)	21,988.2	23,405.9	(6.1)	21,988.2	23,405.9	(6.1)
Obligation Under Capital Lease (IDRbn)	3,330.3	825.8	303.3	3,330.3	825.8	303.3
Total Cellular Subscribers (mn)	58.5	51.7	13.1	58.5	51.7	13.1
ARPU Cellular (IDR thousand)	28.4	25.2	12.8	27.8	28.4	(2.1)
ARPM (IDR)	119	152	(21.9)	127	157	(19.2)
MoU (minute / subscriber)	110.8	90.3	22.8	104.4	94.9	10.0
Data Traffic (TB)	4,500	2,841	58.4	15,194	9,671	57.1
SMS Traffic (mn)	73	63	14.6	268	257	4.4
BTS (Total)	21,930	19,253	13.9	21,930	19,253	13.9
2G BTS	17,334	15,816	9.6	17,334	15,816	9.6
3G BTS	4,596	3,437	33.7	4,596	3,437	33.7

•

Cellular revenues grew at an annualized rate of 12.0%, supported by continued growth in the cellular customer base, which stood at 58.5m customers at the end of FY 2012.

•

Fixed Data (MIDI) revenues increased driven by strong growth in revenues from e-KTP Project, Palapa-D satellite transponder lease and other services.

•

Fixed Voice (Fixed Telecom) revenues decreased owing to lower international direct dial (IDD) revenues as a result of a lower tariff and traffic, and lower FWA revenue due to decreased in FWA customers.

•

In Q3-2012, the Company provisionally recognized gains of IDR 2,187 billion which arose due to the sale and lease back of 2,500 towers. In Q4-2012, after the final accounting assessment of the leases, IDR 1,062 billion out of the gains recognized in Q3-2012 has been deferred and will be recognized over the lease period.

Commenting on the results, Alexander Rusli, President Director and CEO of Indosat said:

"We are pleased with the FY2012 results, where we saw improved performance in the operation as well as the financials. Moving forward we are preparing ourselves for a more challenging, as well as promising industry development in 2013, particularly in capturing the data growth opportunity."

*

Including the restatement due to retrospective application of lease transaction under PSAK 30 (revised 2011) effective January 1, 2012.

**

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular customers through its brands, Indosat IM3, Indosat  Mentari and Indosat Matrix. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Ooredoo (formerly known as Qtel Group with the legal name: Qatar Telecom Q.S.C.). Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document may contain certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends